Brian Leaf

(703) 456-8053

bleaf@cooley.com

November 22, 2022

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Christina Chalk

RE:	Super Group (SGHC) Ltd.
Form F-4 filed November 10, 2022
SEC File No. 333-268287
Schedule TO-I filed November 10, 2022
SEC File No. 5-93545

Ladies and Gentlemen:

Set forth below are the responses of Super Group (SGHC) Ltd (the “Company”) to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter, dated November 18, 2022, with respect to the Tender Offer Statement on Schedule TO (the “Tender Offer Statement”) and accompanying Registration Statement on Form F-4 (File No. 333-268287) (such Registration Statement the “Registration Statement”), each filed with the Commission on November 10, 2022. Concurrently with the submission of this letter, the Company is filing Amendment No. 1 to the Tender Offer Statement (the “Amended Tender Offer Statement”) and Amendment No. 1 to the Registration Statement (the “Amended Registration Statement”).

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment. All references to page numbers and captions in the responses correspond to the applicable amended filing, unless otherwise specified.

Schedule TO-I filed 11/10/2022

Cover Page

1.	Since this exchange offer commenced upon filing of the registration statement, the statement that the prospectus is “subject to completion” and “preliminary” is inapplicable. Please delete.

Company Response: The Company acknowledges the Staff’s comment and has revised the disclosure on the cover page of the Prospectus/Offer to Exchange contained in the Amended Registration Statement accordingly.

U.S. Securities and Exchange Commission

November 22, 2022

Cautionary Note Regarding Forward Looking Statements, page iii.

2.

The safe harbor for forward looking statement in the Private Securities Litigation Reform Act of 1995 does not, by its terms, apply to statements made in connection with a tender offer. See Section 27A(b)(2)(C) of the Reform Act. Please revise the disclosure here accordingly.

Company Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page iii of the Amended Registration Statement accordingly.

Conditions to the Offer and Consent Solicitation, page 77.

3.	Revise to clarify that all offer conditions, not just the one related to the effectiveness of the registration statement, must be satisfied or waived as of the expiration of the offer.

Company Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 5 and 78 of the Amended Registration Statement accordingly.

4.

On page 78, clarify in revised disclosure what is meant by a “limitation on prices for, trading in securities in U.S. securities or financial markets.” Alternatively, delete this part of the offer condition.

Company Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 78 of the Amended Registration Statement by removing the reference to limitation on prices from the offer condition.

5.

Refer to the disclosure in the first sentence of the second to last paragraph on page 78. Revise to make clear that all offer conditions must be outside the control of the bidder and cannot be “triggered” by deliberate action or inaction by Super Group.

Company Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 78 of the Amended Registration Statement accordingly.

6.

Refer to the following statement in the second to last paragraph on page 78: “The failure by us at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right, and each such right shall be deemed a continuing right which may be asserted at any time and from time to time prior to the Expiration Date.” When an event occurs that implicates an offer condition, the bidder must promptly notify target security holders whether it will waive the condition and proceed with the offer, or assert the condition and terminate it. This statement implies that Super Group is not under an obligation to advise warrant holders what it will do when such event occurs. Please revise.

U.S. Securities and Exchange Commission

November 22, 2022

Company Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 78 of the Amended Registration Statement accordingly.

General

7.

Please supplementally advise why Rule 13e-3 does not apply to this exchange offer. To the extent you believe an exception from Rule 13e-3 applies, identify the specific exemption claimed and outline the facts that you believe support your reliance on it.

Company Response: The Company respectfully advises the Staff that it believes subsection (g)(2) under Rule 13e-3 (“Rule 13e-3”) of the Exchange Act (“the “Act”) provides an exception for the exchange offer. Pursuant to the terms of Rule 13e-3(g)(2), Rule 13e-3 does not apply to any transaction in which the security holders are offered or receive only an equity security, provided, that:

(i)

Such equity security has substantially the same rights as the equity security which is the subject of the transaction including, but not limited to, voting, dividends, redemption and liquidation rights except that this requirement shall be deemed to be satisfied if unaffiliated security holders are offered common stock;

(ii)	Such equity security is registered pursuant to Section 12 of the Act or reports are required to be filed by the issuer thereof pursuant to section 15(d) of the Act; and

(iii)

If the security which is the subject of the transaction was either listed on a national securities exchange or authorized to be quoted in an interdealer quotation system of a registered national securities association, such equity security is either listed on a national securities exchange or authorized to be quoted in an inter-dealer quotation system of a registered national securities association.

Pursuant to the terms of the exchange offer that is the subject of the Tender Offer Statement, the Company is offering (and only offering) its Ordinary Shares to holders of its public warrants, which are registered securities pursuant to Section 12 of the Act and both the Company’s Ordinary Shares and the public warrants are listed on the New York Stock Exchange. In addition, the Ordinary Shares to be issued in exchange for public warrants have enhanced rights as compared to the public warrants, which do not have any voting rights or rights to dividends. As the Commission stated in the Rule 13e-3 adopting release, Exchange Act Release No. 16075 (August 2, 1979), a transaction in which either common stock or equity securities with essentially the same attributes are offered is outside the purpose of Rule 13e-3 “since all holders of that class of security are on an equal footing and are permitted to maintain an equivalent or enhanced equity interest.” The Company respectfully submits that the holders of the public warrants that are the subject of the exchange offer will maintain an enhanced equity interest following the exchange offer, such that Rule 13e-3 should not apply to the offer.

8.

We note the following disclosure on cover page of the prospectus: “We reserve the right to redeem any of the warrants, as applicable, pursuant to their current terms at any time, including prior to the completion of the Offer and Consent Solicitation...” Supplementally explain how you could redeem the warrants that are the subject of the exchange offer during this offer, consistent with Rule 14e-5. If you believe an exemption allows you to do so, identify the exemption and outline the facts you believe support Super Group’s reliance upon it.

U.S. Securities and Exchange Commission

November 22, 2022

Company Response: The Company acknowledges the Staff’s comment and has revised the cover page of the Prospectus/Offer to Exchange contained in the Amended Registration Statement by removing the reservation of rights language related to the redemption of warrants.

***

Please contact me at (703) 456-8053 with any questions or further comments regarding the Company’s response to the Staff’s comments.

Sincerely,

/s/ Brian F. Leaf
Brian F. Leaf

cc:	Justin Stock, Cooley LLP

David Boles, Cooley LLP

Martine Nathan, Super Group (SGHC) Limited